UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 2 )*
Under the Securities Exchange Act of 1934
The Nasdaq Stock Market, Inc.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
631103108

(CUSIP Number)
Alan K. Austin
Silver Lake Partners
2725 Sand Hill Road, Suite 150
Menlo Park, CA 94025
(650) 233-8120

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 8, 2005

(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 631103108	SCHEDULE 13D/A	Page 2 of 11

1.	NAME OR REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Silver Lake Partners TSA, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*:

OO, BK

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		-0-
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
EACH		12,702,856**
REPORTING
PERSON	9.	SOLE DISPOSITIVE POWER
WITH
		-0-

	10.	SHARED DISPOSITIVE POWER

		12,702,856**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,702,856**

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.6%**

14.	TYPE OF REPORTING PERSON

PN

* See Instructions Before Filling Out!

** See Item 5 below

CUSIP No. 631103108	SCHEDULE 13D/A	Page 3 of 11

1.	NAME OR REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Silver Lake Investors, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*:

OO, BK

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		-0-
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
EACH		12,702,856**
REPORTING
PERSON	9.	SOLE DISPOSITIVE POWER
WITH
		-0-

	10.	SHARED DISPOSITIVE POWER

		12,702,856**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,702,856**

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.6%**

14.	TYPE OF REPORTING PERSON

PN

* See Instructions Before Filling Out!

** See Item 5 below

CUSIP No. 631103108	SCHEDULE 13D/A	Page 4 of 11

1.	NAME OR REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Silver Lake Partners II TSA, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*:

OO, BK

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		-0-
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
EACH		12,702,856**
REPORTING
PERSON	9.	SOLE DISPOSITIVE POWER
WITH
		-0-

	10.	SHARED DISPOSITIVE POWER

		12,702,856**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,702,856**

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.6%**

14.	TYPE OF REPORTING PERSON

PN

* See Instructions Before Filling Out!

** See Item 5 below

CUSIP No. 631103108	SCHEDULE 13D/A	Page 5 of 11

1.	NAME OR REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

Silver Lake Technology Investors II, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*:

OO, BK

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		-0-
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
EACH		12,702,856**
REPORTING
PERSON	9.	SOLE DISPOSITIVE POWER
WITH
		-0-

	10.	SHARED DISPOSITIVE POWER

		12,702,856**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,702,856**

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.6%**

14.	TYPE OF REPORTING PERSON

OO

* See Instructions Before Filling Out!

** See Item 5 below

CUSIP No. 631103108	SCHEDULE 13D/A	Page 6 of 11
     This filing amends Amendment No. 1 to the Statement on Schedules 13D filed on December 9, 2005 to correct certain errors contained therein and restates and supercedes such Amendment No. 1 in its entirety. This Amendment No. 2 amends such filing by removing Instinet L.L.C. and Instinet Clearing Services, Inc. who were mistakenly included as filing persons in the December 9, 2005 first amendment. This Amendment No. 2 also amends Items 3, 5 and 6 of the Statement on Schedule 13D filed on May 2, 2005 by Silver Lake Partners TSA, L.P. (“SLP TSA”), Silver Lake Investors, L.P. (“SLI”), Silver Lake Partners II TSA, L.P. (“SLP II TSA”, and together with SLP TSA and SLI, the “SLP Partnerships”) and Silver Lake Technology Investors II, L.L.C. (“SLTI II” and, together with the SLP Partnerships, the “SLP Entities”) relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of The Nasdaq Stock Market, Inc. (the “Issuer”) beneficially owned by the SLP Entities. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D filed on May 2, 2005.
Item 3 Source and Amount of Funds or Other Consideration.
     Item 3 is hereby amended and supplemented by inserting the following before the penultimate paragraph thereof:
     The Merger Closing occurred on December 8, 2005, and in connection therewith, the SLP Entities, the H& F Partnerships and the other parties to the Loan were required to repay the Loan. In order to fund the repayment of the Loan, the SLP Entities purchased additional membership interests issued by Norway Holdings in the aggregate of $141,364,584 pursuant to the Subscription Agreement. The source of funds for such Additional Subscription by each of the SLP Entities was the capital contributions of the partners of such SLP Entities. The SLP Entities’ purchase of membership interests in the amount of $141,364,584, together with equity contributions made by the other SLP Subscribers and the H&F Partnerships were used by Norway Holdings to subscribe to additional membership interests issued by Norway SPV in an

CUSIP No. 631103108	SCHEDULE 13D/A	Page 7 of 11
aggregate amount of $205,000,000 pursuant to a subscription agreement, dated as of April 22, 2005, between Norway SPV and Norway Holdings. Norway SPV then used the proceeds of such sale of membership interests to repay the outstanding principal amount of the Loan.
Item 5 Interest in Securities of the Issuer.
     Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:
     The information set forth or incorporated by reference in Items 2, 3, 4 and 6 is hereby incorporated herein by reference.
     (a), (b) The information contained on the cover pages to this Amendment No. 2 to Schedule 13D is incorporated herein by reference. The following disclosure assumes that there are 82,011,757 shares of Common Stock outstanding, which the Issuer represented in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 was the number of outstanding shares of Common Stock as of October 31, 2005.
     Prior to the Merger Closing, the Series A Notes and the Series A Warrants were directly owned by Norway SPV. Upon the Merger Closing, Norway SPV distributed these securities by assigning its entire right, title and interest in the Series A Notes and the Series A Warrants to its sole member, Norway Holdings. Immediately thereafter, Norway Holdings distributed these securities by assigning its entire right, title and interest in the Series A Notes and the Series A Warrants to its members, the SLP Subscribers and the H&F Entities, in the aggregate amounts set forth in the Subscription Agreements and in the respective percentages set forth in the Limited Liability Company Agreement of Norway Holdings (the “Holdings LLC Agreement”). As a result of these distributions by Norway SPV and Norway Holdings, respectively, the SLP Entities directly own the Series A Notes and the Series A Warrants as follows:
     (i) SLP TSA — $20,769,557 aggregate principal amount of Series A Notes and Series A Warrants to purchase 223,810 shares of Common Stock;
     (ii) SLI — $584,610 aggregate principal amount of Series A Notes and Series A Warrants to purchase 6,300 shares of Common Stock;
     (iii) SLP II TSA — $119,843,383 aggregate principal amount of Series A Notes and Series A Warrants to purchase 1,291,415 shares of Common Stock; and
     (iv) SLTI II — $167,034 aggregate principal amount of Series A Notes and Series A Warrants to purchase 1,800 shares of Common Stock.
     Upon the consummation of the distributions described in this Item 5, Norway Holdings and Norway SPV ceased to beneficially own any shares of Common Stock. As a result of these transactions, the SLP Entities, the other SLP Subscribers and the H&F Entities no longer share control over their respective shares, and therefore do not constitute a group within the meaning of Section 13(d)(5) of the rules and regulations promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”),

CUSIP No. 631103108	SCHEDULE 13D/A	Page 8 of 11
with respect to the Series A Notes and the Series A Warrants that had been beneficially owned by Norway Holdings.
     Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Exchange Act and as a result of the relationships among the SLP Entities, each of the SLP Entities may be deemed to beneficially own the Common Stock underlying the Series A Notes and the Series A Warrants owned by the other SLP Entities. The Series A Notes are initially convertible into shares of Common Stock at a price of $14.50 per share, and the Series A Warrants are initially exercisable at a price of $14.50 per share. The number of shares of Common Stock underlying the Series A Notes and Series A Warrants that each of the SLP Entities would individually be deemed to own if they were not deemed to be members of a group is set out below:
     (i) SLP TSA — 1,432,383 shares of Common Stock underlying the Series A Notes and 223,810 shares of Common Stock underlying the Series A Warrants held by SLP TSA
     (ii) SLI — 40,318 shares of Common Stock underlying the Series A Notes and 6,300 shares of Common Stock underlying the Series A Warrants held by SLI.
     (iii) SLP II TSA — 8,265,061 shares of Common Stock underlying the Series A Notes and 1,291,415 shares of Common Stock underlying the Series A Warrants held by SLP II TSA.
     (iv) SLTI II — 11,519 shares of Common Stock underlying the Series A Notes and 1,800 shares of Common Stock underlying the Series A Warrants held by SLTI II.
     In addition, the SLP Entities may be deemed to beneficially own 1,149,000 shares of Common Stock and 281,250 shares of Common Stock underlying certain warrants held by Instinet LLC and Instinet Clearing Services, Inc. (the “Instinet Entities”), which are indirect subsidiaries of the SLP Entities, acquired as part of the Merger. Each of the Instinet Entities holds shares of common stock and warrants of Nasdaq that were acquired in 2000. The stock of the Instinet Entities is held by a subsidiary of the SLP Entities that was part of the business acquired by the SLP Entities at the time of the Merger. The SLP Entities disclaim beneficial ownership of the stock of the Instinet Entities, except to the extent of any pecuniary interest therein.
     Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Exchange Act, each of the SLP Entities may be deemed to beneficially own, in the aggregate, 12,702,856 shares of Common Stock, representing approximately 13.6% of the Common Stock outstanding.
     The information set forth in response to this Item 5 is qualified in its entirety by reference to the Holdings LLC Agreement (Exhibit 10 hereto) and the Subscription Agreement (Exhibit 7 hereto), each of which is incorporated herein by reference.
     (c) Each of the SLP Entities reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule 13D, has effected any transaction in Common Stock during the past 60 days, except as disclosed herein.

CUSIP No. 631103108	SCHEDULE 13D/A	Page 9 of 11
     (d) Except as otherwise described in Item 2 and this Item 5, no one other than the SLP Entities has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the SLP Entities as described in Item 5.
     (e) Not applicable.
Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Item 6 is hereby amended and supplemented by inserting the following before the penultimate paragraph thereof:
     In connection with the Merger Closing, the Issuer and Law Debenture Trust Company of New York, as trustee, entered into the First Supplemental Indenture, dated as of December 8, 2005 (the “Indenture Supplement”), to amend the Indenture governing the Notes. The Indenture Supplement revised the definition of “Credit Facility” to reflect a maximum size credit facility of $825,000,000, an increase of $25,000,000 from the original Indenture. Additionally, the Issuer, Norway SPV, the H&F Entities and the SLP Subscribers entered into Amendment No. 1, dated as of December 7, 2005 (the “Securityholders Amendment”), to the Amended Securityholders Agreement. The Securityholders Amendment corrected an error contained in the Amended Securityholders Agreement as originally executed.
Item 7 Material Filed as Exhibits
1.	First Supplemental Indenture, dated as of December 8, 2005, between The Nasdaq Stock Market, Inc. and Law Debenture Trust Company of New York, as Trustee (incorporated herein by reference to Exhibit 1 of Amendment No. 1 to the Statement on Schedule 13D, filed on December 9, 2005 (the “H&F Schedule 13D Amendment”), by H&F Investors IV, LLC, Hellman & Friedman Capital Partners IV, L.P., H&F Executive Fund IV, L.P., H&F International Partners IV-A, L.P. and H&F International Partners IV-B, L.P. relating to the shares of common stock, par value $0.01 per share, of The Nasdaq Stock Market, Inc.)
2.	Amendment No. 1 to the Amended and Restated Securityholders Agreement, dated as of December 8, 2005, among Norway Acquisition SPV, LLC, Hellman & Friedman Capital Partners IV, L.P., H&F Executive Fund IV, L.P., H&F International Partners IV-A, L.P., H&F International Partners IV-B, L.P., Silver Lake Partners II TSA, L.P., Silver Lake Technology Investors II, L.L.C., Silver Lake Partners TSA, L.P., Silver Lake Investors, L.P., VAB Investors, LLC, Integral Capital Partners VI, L.P., and The Nasdaq Stock Market, Inc. (incorporated herein by reference to Exhibit 2 of the H&F Schedule 13D Amendment).

CUSIP No. 631103108	SCHEDULE 13D/A	Page 10 of 11
SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: December 23, 2005

SILVER LAKE PARTNERS TSA, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES, L.L.C.,
its General Partner

	By:	/s/ Alan K. Austin

	Name:	Alan K. Austin
	Title:	Managing Director and Chief Operating Officer

SILVER LAKE INVESTORS, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES, L.L.C.,
its General Partner

	By:	/s/ Alan K. Austin

	Name:	Alan K. Austin
	Title:	Managing Director and Chief Operating Officer

SILVER LAKE PARTNERS II TSA, L.P.

By:	SILVER LAKE TECHNOLOGY
ASSOCIATES II, L.L.C., its General Partner

	By:	/s/ Alan K. Austin

	Name:	Alan K. Austin
	Title:	Managing Director and Chief Operating Officer

CUSIP No. 631103108	SCHEDULE 13D/A	Page 11 of 11

SILVER LAKE TECHNOLOGY INVESTORS II, L.L.C.

By:	SILVER LAKE MANAGEMENT COMPANY, L.L.C., its Manager

	By:	SILVER LAKE TECHNOLOGY MANAGEMENT, L.L.C., its Managing Member

	By:	/s/ Alan K. Austin

	Name:	Alan K. Austin
	Title:	Managing Director and Chief Operating Officer